UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   June 2004

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Directorate Change announcement dated 24 June 2004


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 24, 2004                               By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: June 24, 2004                               By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support



                                              June 24, 2004

               BARCLAYS BOARDS AND SENIOR MANAGEMENT APPOINTMENTS
               --------------------------------------------------


Barclays PLC and Barclays Bank PLC announces today the following changes and appointments to their Boards of Directors. Commenting on the announcement Sir Peter Middleton, Chairman, said:

"We have made good progress in implementing our strategy for the future leadership of the Group outlined last October. I am therefore pleased to announce the next stage in Barclays plans for the Boards and Senior Management."

Group Chairman

Matthew W Barrett will now succeed Sir Peter Middleton as Chairman from 1st September 2004, when Sir Peter will retire from the Boards. Mr Barrett will serve full-time until 31st December 2004 and become part-time from 1st January 2005. Sir Peter will complete a number of engagements before leaving the Group on 31st December.

Group Chief Executive

John Varley, currently Group Deputy Chief Executive will become Group Chief Executive from 1st September 2004, succeeding Mr Barrett.

Deputy Chairman

Sir Nigel Rudd, Non-Executive Director and Chairman of the Board Remuneration Committee, will succeed Sir Brian Jenkins as Deputy Chairman from 1st September 2004 when Sir Brian will retire from the Boards. Sir Brian will also retire as a Director of the Trustees of Barclays main UK Pension Funds.

Sir Peter said: "I would like to thank Brian for the excellent support that he has given to me in his role as Deputy Chairman. Brian has fulfilled a wide role in the Group. He joined the Board when Barclays acquired Woolwich plc and has given 10 years of combined service to Woolwich and Barclays."

Senior Independent Director

Sir Richard Broadbent, who joined the Boards as a Non-Executive Director last September, is appointed Senior Independent Director from 1st September. Prior to joining Barclays, Sir Richard was Executive Chairman, HM Customs & Excise. He has also served in the past on the Executive Committee of Schroders PLC and as a Non-Executive Director of the Securities Institute.


Vice-Chairman

Chris Lendrum, currently Executive Director and Vice-Chairman, will retire from the Boards on 31st December 2004, following a career spanning 35 years of service to Barclays. After retirement, he will continue to serve Barclays in a non-executive capacity as Chairman of the Asia-Pacific and Africa Governance and Control Committees and as Chairman of the Trustees of the Group's main UK Pension Funds. In the latter role, he succeeds Mr William J Gordon whose combined service to Barclays has spanned 49 years, including distinguished service as a Director of Barclays PLC and Chief Executive of UK Banking Services.

Sir Peter said:

"I welcome this opportunity to pay tribute to Chris Lendrum who has had a long and successful career at Barclays. He has held a variety of Senior Executive positions including Chief Executive, Corporate Banking and Chair, Barclays Africa. In all of them he has excelled. His broad contribution to the work of the Board and to the governance of the business has been highly valued by his colleagues.

"Also, a very heartfelt 'thank you' to Bill Gordon for his extraordinary life-long commitment and service to Barclays. He will be greatly missed."

Non-Executive Director Appointment

Sir Andrew Likierman will be joining the Boards from 1st September and will serve on the Board Audit Committee where he perform the Financial Expert role as laid down by the Combined Code on Corporate Governance. Sir Andrew brings extensive financial experience and expertise to the Boards. Prior to this appointment he was Managing Director, Financial Management, Reporting and Audit and Head of the Government Accountancy Service at HM Treasury. He is Professor of Management Practice of the London Business School and a Non-Executive Director of the Bank of England.

To conclude, Sir Peter commented:

"To have achieved a smooth and orderly transition at both Board and Senior Management levels is immensely satisfying to me and to my fellow Directors. Our shareholders, customers and employees have the comfort of a strong team in place for the future and the assurance of sustained momentum in the business".

                                     (ENDS)


Appendix:

Service contracts
-----------------


Key terms of the service contracts for Mr Barrett and Mr Varley are set out below:


MATTHEW BARRETT

      Item             As Chairman (from 1       Remuneration for 2003
                          January 2005)

Base salary             GBP650,000              GBP1.1 million

Bonus opportunity       None                    Cash bonus GBP1.9
                                                million, plus GBP831,000
                                                deferred bonus

Long-term incentive     None                    Eligible for annual grant.

Pension contribution    None                    GBP990,000



JOHN VARLEY*

      Item               As Group CEO (from 1     Remuneration for 2003
                           September 2004)         (as Group Finance
                                                       Director)

Base salary             GBP850,000              GBP471,000

Bonus opportunity       Target bonus of 100% of Cash bonus of GBP425,000,
                        base, subject to        plus GBP184,000 deferred
                        performance.            bonus

Long-term incentive     Eligible for annual     Eligible for annual
                        grant of 500,000 target grant
                        shares under option.
                        These are subject to
                        very demanding
                        performance conditions.

Pension                 Eligible for a full     Eligible for a full
                        pension 2/3rds of base  pension 2/3rds of base
                        salary at age 60.       salary at age 60


*On being appointed Group Deputy CEO with effect from 1 January 2004 John Varley's remuneration was announced as being a salary of GBP700,000, with a target bonus of 100% of base, subject to performance. Also included was an award of an annual grant of 300,000 target shares under option, which are subject to very demanding performance conditions, as well as a full pension 2/3rds of base salary at age 60.


Notice period:

The service contracts of the above directors provide for a notice period of 12 months from the company or a notice period of six months from the individual.

Severance arrangements:

On termination, the service contracts of the above directors provide for pro-rated phased payments of their notice entitlement with an explicit duty on the individual to mitigate their loss.